UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. APPROVED AN ISSUANCE OF SUBORDINATED NOTES ABROAD AND AN EXCHANGE FOR ITS SUBORDINATED NOTES DUE 2020 AND 2022

Medellin, Colombia, September 25, 2017

Today, the Board of Directors of Bancolombia S.A. approved the issuance of up to USD 1 billion in aggregate principal amount of Subordinated Notes and adopted the “Terms of the Subordinated Notes”, according to which the Subordinated Notes will be offered abroad in one series, in one or more issuances, depending on market conditions at the time.

Any proceeds from the offerings will be used to: acquire a portion of the Notes due 2020 and the Notes due 2022, issued on July 26, 2010 and September 4, 2012, respectively, through a private exchange following a Dealer Intermediated Tender Offer; with any remaining proceeds to be used for general corporate purposes, which include carrying out the business of a financial institution in accordance with applicable law.

This communication shall not constitute an offer to sell or the solicitation of any offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of such securities under the securities law of any such jurisdiction.

Contacts

Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
VP Strategy and Finance	VP of Finance	Investor Relations
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: September 25, 2017	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance